[JONES DAY LETTERHEAD]

December 9, 2016

BY EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy's Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Form 8-K filed August 2, 2016
Response Dated November 1, 2016
File No. 001-35603

Ladies and Gentlemen:

On behalf of Chuy’s Holdings, Inc. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 10, 2016. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response.

1.
We note your response to our prior comment 2. We further note in your Form 8-K filed on November 1, 2016 that you excluded closing costs from adjusted net income and restaurant-level EBITDA in the respective periods. Finally, your disclosure on page 7 of your Form 10-K states that one of your business strategies is to pursue new restaurant development. Please further explain to us specifically how restaurant pre-opening costs and closing costs are not normal, recurring cash operating expenses given that these costs appear to be essential to managing the growth of your restaurant operations.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that restaurant-level EBITDA is used by the Company and presented as a supplemental measure of the operating performance of its restaurants on a restaurant-level basis. When evaluating restaurant performance, pre-opening costs and closing costs at the restaurant level are not normal, recurring cash operating expenses. These expenses are incurred a maximum of twice per restaurant, once before a restaurant opens, and once if and when it is determined to close a

United States Securities and Exchange Commission
December 9, 2016

restaurant.1 The period between these two events is the normal, recurring operating period of a restaurant. As a supplemental measure of operating performance, this is the period the Company intends to evaluate by providing restaurant-level EBITDA.
On a consolidated basis, the Company will continue to pursue new restaurant development. The costs associated with this strategy are clearly and transparently included in the Company’s consolidated presentation of GAAP net income. Pre-opening and other costs are viewed by management as normal and recurring cash operating costs at the consolidated level. However, at the restaurant level, these costs are not normal, recurring operating costs essential to operate the Company’s base of existing restaurants. When evaluating the performance of these existing restaurants and the managers responsible for their performance, the Company does not view expenses incurred at the consolidated level to pursue a Company-wide strategy to be normal and essential factors in evaluating restaurant-level performance. When supplementally presenting restaurant-level EBITDA, the Company also clearly and transparently excludes pre-opening costs and closing costs so that management and investors can easily understand the distinctions between the GAAP measures and supplemental non-GAAP measures. The Company’s analysts, investors and management use these non-GAAP measures to compare its results with that of its peers and its prior performance.
As discussed in a telephone conversation with the Staff on November 28, 2016, companies in the restaurant industry generally provide restaurant-level EBITDA or a comparable measure in earnings releases. Other companies within the restaurant industry that are providing a comparable measure are generally providing this measure in a manner similar to that of operating profit/margin. These companies define restaurant-level operating profit as revenue less restaurant-level operating costs. Out of the 10 restaurants that the Company provided to the Staff as examples of this type of disclosure, nine provided a reconciliation of restaurant-level profit/margin to revenue. The other example did not provide a reconciliation. The Company proposes that in future filings, the Company will provide the following restaurant-level operating profit and restaurant-level operating margin disclosure instead of restaurant-level EBITDA (the following disclosure is based on third quarter results):

“We prepare our financial statements in accordance with GAAP. Within our press release, we make reference to non-GAAP restaurant-level operating profit and restaurant-level operating margin. Restaurant-level operating profit represents revenue minus restaurant-level operating costs. Restaurant-level operating costs include cost of sales, labor, operating, occupancy and marketing costs. Restaurant-level operating profit is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our restaurants without the effect of non-cash depreciation and amortization expenses; and (ii) we use restaurant-level operating profit as a benchmark to evaluate our restaurant operating performance and to compare our performance to that of our competitors. Additionally, we present
1 Pre-opening costs are incurred one time per restaurant during approximately the five-month period prior to a restaurant’s opening. Closing costs are incurred one time per restaurant during the periods prior to and after the closing of the restaurant. Because these expenses result from events that do not reoccur at any individual restaurant, the Company excludes these costs when evaluating restaurant performance.

United States Securities and Exchange Commission
December 9, 2016

restaurant-level operating profit because it does not include the impact of general and administrative expenses, which are not incurred at the restaurant level, and restaurant pre-opening costs and closing costs. Although we incur pre-opening costs on an ongoing basis as we continue to open new restaurants, the pre-opening costs and closing costs are not a component of a restaurant's ongoing operating expenses. The use of restaurant-level operating profit thereby enables us and our investors to compare operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. The use of restaurant-level operating profit as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. We present restaurant-level operating margin for the same reasons we present restaurant-level operating profit.

Thirty-Nine Weeks Ended
September 25, 2016
Revenue	$251,560
Restaurant-level operating costs:
Cost of sales	64,923
Labor	82,857
Operating	34,593
Occupancy	16,637
Marketing	1,916
Restaurant-level operating profit	$50,634

Restaurant-level operating margin	20.1%"

The Company further advises the Staff that adjusted net income is presented in order to provide a more useful period-over-period comparison of its ongoing operational results. The Company has excluded closing costs because the Company has never incurred closing costs before the quarter ended September 25, 2016. Since this is the first time the Company has incurred closing costs, the Company believes closing costs are not normal, recurring cash operating expenses. To the extent closing costs become more frequent, however, the Company would expect to continue to exclude closing costs from adjusted net income for the reasons described in the preceding paragraphs.
The Company proposes that in connection with its presentation of restaurant-level operating profit and adjusted net income, the Company will include the following disclosure:
“The Company presents restaurant-level operating profit and adjusted net income exclusively as supplements to, and not substitutes for, net income computed in

United States Securities and Exchange Commission
December 9, 2016

accordance with GAAP. As supplemental disclosures, restaurant-level operating profit and adjusted net income should not be considered as alternatives to net income as an indicator of the Company’s performance or as alternatives to any other measure determined in accordance with GAAP.”

2.
Additionally, please quantify each of the components of your general and administrative costs, as described on page 33 of your Form 10-K, and explain why they are not normal, recurring cash operating expenses. In your response, please address the level of involvement that senior and supervisory management have in the operations of your restaurants and describe the nature of legal and professional fees and information systems that directly impact your restaurant operations.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that a supplemental response is being provided to quantify the components of the Company’s general and administrative costs. At the consolidated level these expenses are normal, recurring expenses. However, these are not direct expenses incurred at the restaurant level, and accordingly, are not allocated at the restaurant level. When using restaurant-level operating profit to evaluate restaurant performance, the Company therefore does not consider these expenses. Please also see the rationale discussed in the response to the Staff’s first comment above.
Supervisory management has managerial oversight of the implementation and monitoring of the Company’s policies, practices and objectives at the Company’s restaurants. Supervisory management’s responsibilities include human resources planning, evaluating restaurant operations for compliance with Company food quality, guest service and sanitation standards, reporting and analyzing financial results, ensuring compliance with all federal, state and local laws and regulations and providing management and professional training and development. These costs are not direct restaurant-level expenses needed to operate an individual restaurant, but are incurred to operate a cohesive restaurant company. Therefore, because these costs are not direct operating expenses at the restaurant level they are not allocated at the restaurant level.
The legal and professional fees that are incurred by the Company are incurred at the corporate level and mainly include accounting and legal expenses relating to being a public company. There are no material legal and professional fees that directly impact our restaurant operations. These costs are not direct restaurant-level expenses needed to operate an individual restaurant, but are incurred to operate a cohesive restaurant company. Therefore, because these costs are not direct operating expenses at the restaurant level they are not allocated at the restaurant level.
Information system expenses included in our general and administrative expense line item primarily consist of the ongoing expense of our corporate accounting systems and other automated systems to efficiently gather and report the financial results of the Company. Information system expenses that directly impact the Company’s restaurant operations are primarily related to point-of-sale (“POS”) systems, system maintenance expenses and restaurant computer system expenses. The ongoing expense of the POS systems and computer systems are incurred and recorded at the restaurant level.

United States Securities and Exchange Commission
December 9, 2016

* * * * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jon W. Howie, Vice President and Chief Financial Officer, Chuy’s Holdings, Inc.